Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Hawaiian Tax-Free Trust (the "Trust") was held on September 28, 2017. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of Votes:

	Trustee				For		   Withheld

Diana P. Herrmann		$567,602,485.64		$9,733,822.53
Richard L. Humphreys		$563,886,872.57		$13,449,435.60
Bert A. Kobayashi, Jr.		$566,204,358.05		$11,131,950.12
Glenn P. O'Flaherty		$567,019,618.59		$10,316,689.58
Russell K. Okata		$561,490,777.20		$15,845,530.97


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

	For				Against			Abstain

	$564,379,458.68			$1,837,821.23		$11,119,028.26